CUSIP No. 29404F107
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              EnviroMission Limited

                                (Name of Issuer)

                           American Depository Receipt

                         (Title of Class of Securities)

                                    29404F107

                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 23, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29404F107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           6,624,483 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    6,624,483 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,624,483 (1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________
(1) The total number of shares listed represents an aggregate of two types of shares, American Depository Receipts ("ADRs") listed in USA and Ordinary Shares listed in Australia. One ADR represents twenty (20) Ordinary Shares.
(2) Based on 91,560,271 shares of Ordinary Shares outstanding, as confirmed by the Secretary of EnviroMission Limited, and supported by Notice of Initial Substantial Holder on ASIC Form 603 filed with Australian Securities Exchange (ASX) on 08/31/2007.

CUSIP No. 29404F107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           6,624,483 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    6,624,483 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,624,483 (1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

(1) The total number of shares listed represents an aggregate of two types of shares, American Depository Receipts ("ADRs") listed in USA and Ordinary Shares listed in Australia. One ADR represents twenty (20) Ordinary Shares.

(2) Based on 91,560,271 shares of Ordinary Shares outstanding, as confirmed by the Secretary of EnviroMission Limited, and supported by Notice of Initial Substantial Holder on ASIC Form 603 filed with Australian Securities Exchange (ASX) on 08/31/2007.

CUSIP No. 29404F107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           6,624,483 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    6,624,483 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,624,483 (1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

_______________

(1) The total number of shares listed represents an aggregate of two types of shares, American Depository Receipts ("ADRs") listed in USA and Ordinary Shares listed in Australia. One ADR represents twenty (20) Ordinary Shares.

(2) Based on 91,560,271 shares of Ordinary Shares outstanding, as confirmed by the Secretary of EnviroMission Limited, and supported by Notice of Initial Substantial Holder on ASIC Form 603 filed with Australian Securities Exchange (ASX) on 08/31/2007.

CUSIP No. 29404F107

Item 1. Security and Issuer

      Issuer: EnviroMission Limited

      Security: American Depository Receipt ("ADR")

Item 2. Identity and Background

      (a) This Statement is being filed by The Quercus Trust (the "Trust"), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the "reporting persons").

      (b) The reporting persons' business address is 2309 Santiago Drive, Newport Beach, California 92660.

      (c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

      (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the reporting persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America. The Trust is a California statutory trust.

Item 3. Source and Amount of Funds or Other Consideration

      All ADRs and Ordinary Shares were purchased using personal funds.

Item 4. Purpose of Transaction

      The ADRs and Ordinary Shares were purchased by the Trust for investment purposes. The reporting persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

      (a) As of the date of this Schedule 13D, each reporting person beneficially owns a total of 6,624,483 Ordinary Shares [162,000 ADRs, and 3,384,483 Ordinary Shares], which are held of record by the Trust.

      (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the ADRs and Ordinary Shares owned by the Trust.

      (c) Since June 23, 2007, the Trust has purchased ADRs listed in USA and Ordinary Shares listed in Australia in brokered transactions as follows:


PURCHASE OF ADRS LISTED IN USA (EACH ADR REPRESENTS 20 ORDINARY SHARES)


         Date               Number of Shares          Price Per Share
         ----               ----------------          ---------------
      8/10/2007                  34,000                  $ 2.0398
      8/20/2007                   2,500                  $ 1.9000
      8/21/2007                   5,500                  $ 1.9100
      8/22/2007                  17,000                  $ 1.8690
      8/23/2007                   8,000                  $ 1.7356
      8/27/2007                  11,724                  $ 1.7640
      8/28/2007                  38,276                  $ 1.7861
      8/31/2007                  30,000                  $ 2.1360
      9/04/2007                  15,000                  $ 1.8042


PURCHASE OF ORDINARY SHARES LISTED IN AUSTRALIA


         Date               Number of Shares          Price Per Share
         ----               ----------------          ---------------
      6/25/2007                  28,875                  $ 0.1361
      6/26/2007                  64,926                  $ 0.1423
      6/27/2007                  14,984                  $ 0.1418
      6/28/2007                  34,187                  $ 0.1368
      6/29/2007                   3,300                  $ 0.1501
       7/2/2007                   8,674                  $ 0.1451
       7/5/2007                   4,123                  $ 0.1501
       7/9/2007                  25,748                  $ 0.1483
      7/10/2007                  75,613                  $ 0.1456
      7/11/2007                  93,007                  $ 0.1388
      7/12/2007                   6,700                  $ 0.1401
      7/13/2007                   6,757                  $ 0.1419
      7/16/2007                  41,184                  $ 0.1379
      7/17/2007                   3,369                  $ 0.1401
      7/18/2007                  58,460                  $ 0.1401
      7/19/2007                  12,591                  $ 0.1389
      7/23/2007                  16,976                  $ 0.1362
      7/24/2007                   1,821                  $ 0.1351
      7/25/2007                  64,658                  $ 0.1308
      7/26/2007                    200                   $ 0.1301
      7/27/2007                  14,975                  $ 0.1270
      7/30/2007                  29,850                  $ 0.1293
      7/31/2007                  16,250                  $ 0.1287
       8/1/2007                   7,557                  $ 0.1251
       8/2/2007                  19,860                  $ 0.1306
       8/3/2007                   8,099                  $ 0.1275
       8/6/2007                    700                   $ 0.1201
       8/7/2007                   1,500                  $ 0.1151
       8/8/2007                  27,980                  $ 0.1147
      8/10/2007                   3,800                  $ 0.1101
      8/13/2007                    836                   $ 0.1201
      8/15/2007                   3,433                  $ 0.1201
      8/20/2007                  10,643                  $ 0.1121
      8/22/2007                  11,466                  $ 0.1036
      8/23/2007                   5,115                  $ 0.1036
      8/24/2007                  10,851                  $ 0.1008
      8/27/2007                   6,523                  $ 0.1101

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7. Material to Be Filed as Exhibits

      Exhibit A: Agreement Regarding Joint Filing of Schedule 13D.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  September 5, 2007         /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 29404F107

                                    EXHIBIT A

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D



      The undersigned agree that the Schedule 13D with respect to the ADRs listed in USA and Ordinary Shares listed in Australia of EnviroMission Limited is a joint filing being made on their behalf.



Dated:  September 5, 2007         /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust